貝克・麥堅時律師事務所



06014013

SUPPL

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32073984-130435
By Hand

May 30, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated November 14, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of April 26, 2006:

1. Announcement on the Resolutions passed at the Company's 2005 Annual General Meeting, released on May 29, 2006, in English and in Chinese.



華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT

The Company's 2005 annual general meeting was held on Friday, 26 May 2006, at which all proposed resolutions were duly passed.

Resolutions passed at the Company's 2005 annual general meeting

Reference is made to the notice dated 10 April 2006 convening the 2005 annual general meeting (the "**AGM**") of 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**").

The board of directors (the "**Board**") of the Company hereby announces that the AGM was held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China (the "**PRC**") at 10:00 a.m. on Friday, 26 May 2006, and that all resolutions proposed to be approved at the AGM were duly passed at the meeting.

All shareholders of the Company whose names appeared on the register of members of the Company at the close of business on 25 April 2006 were eligible to attend and vote at the AGM. Shareholders representing 6,021,084,200 shares of the Company (being the entire issued share capital of the Company) were therefore entitled to attend the AGM and vote in respect of all the resolutions proposed at the AGM. Shareholders representing 4,687,090,663 shares of the Company (or 77.84% of the issued share capital of the Company) have attended the AGM in person or by proxy. No shareholder was required to abstain from voting in respect of, or to vote only against, any of the resolutions proposed at the AGM. The results of the AGM in respect of each of the proposed resolutions are particularly set out as follows:

1. The report of the Board of the Company for the year 2005 was approved by way of an ordinary resolution passed at the AGM. Votes cast for this resolution represented 4,653,664,663 shares of the Company (or 99.29% of total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 0 shares voted against the resolution while those representing 33,426,000 shares abstained from voting.

2. The report of the Supervisory Committee of the Company for the year 2005 was approved by way of an ordinary resolution passed at the AGM. Votes cast for this resolution represented 4,653,664,663 shares of the Company (or 99.29% of total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 0 shares voted against the resolution while those representing 33,426,000 shares abstained from voting.

3. The audited financial statements of the Company for the year 2005 was approved by way of an ordinary resolution passed at the AGM. Votes cast for this resolution represented 4,653,664,663 shares of the Company (or 99.29% of total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 0 shares voted against the resolution while those representing 33,426,000 shares abstained from voting.

4. The profit distribution proposal of the Company for the year 2005 was approved by way of an ordinary resolution passed at the AGM. Votes cast for this resolution represented 4,687,090,663 shares of the Company (or 100% of total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 0 shares voted against the resolution while those representing 0 shares abstained from voting.

5. The re-appointments of KPMG and KPMG Huazhen as the international auditors and domestic auditors of the Company, respectively, for the financial year ending 31 December 2006 and the grant of authorization to the Board to determine their remuneration were approved by way of an ordinary resolution at the AGM. Votes cast for this resolution represented 4,686,286,663 shares of the Company (or 99.98% of total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 804,000 shares voted against the resolution while those representing 0 shares abstained from voting.

6. The report of the Independent Non-executive Directors of the Company for the year 2005 was approved by way of an ordinary resolution passed at the AGM. Votes cast for this resolution represented 4,653,664,663 shares of the Company (or 99.29% of total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of this resolution). Shareholders representing 0 shares voted against the resolution while those representing 33,426,000 shares abstained from voting.

By Order of the Board
Huadian Power International Corporation Limited*
He Gong
Chairman

As at the date of this announcement, the Board comprises:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Shandong, the PRC
26 May 2006

* *For identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼: 1071)

公告

本公司之二零零五年度股東周年大會已於二零零六年五月二十六日(星期五)舉行，所有提呈之決議案已於大會上正式通過。

於本公司二零零五年股東周年大會上通過之決議案

茲此提述華電國際電力股份有限公司(「**本公司**」)有關召開二零零五年度股東周年大會(「**股東周年大會**」)之日期為二零零六年四月十日的通告(「**股東周年大會通告**」)。

本公司董事會(「**董事會**」)謹此公佈股東周年大會已於二零零六年五月二十六日(星期五)上午十時正於中華人民共和國(「**中國**」)北京市宣武區菜園街一號北京中環假日酒店舉行，所有提呈股東周年大會以待批准之決議案已於大會上正式通過。

於二零零六年四月二十五日辦公時間結束時名列本公司股東名冊之本公司股東均有資格出席股東周年大會並於會上投票。代表6,021,084,200股本公司股份(本公司全部發行股本)之股東因此有權出席股東周年大會並就所有提呈股東周年大會之議案投票。代表4,687,090,663股本公司股份(或本公司77.84%已發行股本)之股東親身或以委任代表出席了股東周年大會。並無股東被要求就提呈股東周年大會之任何決議案投棄權票或只投反對票。股東周年大會就有關各項提呈之決議案之結果列載如下：

1. 本公司之二零零五年度董事會工作報告以普通決議案之方式於股東周年大會上批准。贊成此決議案的票數代表了4,653,664,663股本公司股份(或佔親身出席股東周年大會並有權就此決議案投票的股東或股東授權委託代理人所持有表決權股份總數之99.29%)。代表0股本公司股份之股東投票反對此決議案，代表33,426,000股本公司股份之股東對此決議案投棄權票。

2. 本公司之二零零五年度監事會工作報告以普通決議案之方式於股東周年大會上批准。贊成此決議案的票數代表了4,653,664,663股本公司股份(或佔親身出席股東周年大會並有權就此決議案投票的股東或股東授權委託代理人所持有表決權股份總數之99.29%)。代表0股本公司股份之股東投票反對此決議案，代表33,426,000股本公司股份之股東對此決議案投棄權票。

3. 本公司之二零零五年度經審計財務報告以普通決議案之方式於股東周年大會上批准。贊成此決議案的票數代表了4,653,664,663股本公司股份(或佔親身出席股東周年大會並有權就此決議案投票的股東或股東授權委託代理人所持有表決權股份總數之99.29%)。代表0股本公司股份之股東投票反對此決議案，代表33,426,000股本公司股份之股東對此決議案投棄權票。

4. 本公司之二零零五年度利潤分配方案以普通決議案之方式於股東周年大會上批准。贊成此決議案的票數代表了4,687,090,663股本公司股份(或佔親身出席股東周年大會並有權就此決議案投票的股東或股東授權委託代理人所持有表決權股份總數之100%)。代表0股本公司股份之股東投票反對此決議案，代表0股本公司股份之股東對此決議案投棄權票。

5. 續聘畢馬威會計師事務所及畢馬威華振會計師事務所分別為本公司截至二零零六年十二月三十一日止財政年度之國際審計師及國內審計師以及授權董事會擬定其酬金的決議案以普通決議案之方式於股東周年大會上批准。贊成此決議案的票數代表了4,686,286,663股本公司股份(或佔親身出席股東周年大會並有權就此決議案投票的股東或股東授權委託代理人所持有表決權股份總數之99.98%)。代表804,000股本公司股份之股東投票反對此決議案，代表0股本公司股份之股東對此決議案投棄權票。

6. 本公司之二零零五年度獨立非執行董事報告以普通決議案之方式於股東周年大會上批准。贊成此決議案的票數代表了4,653,664,663股本公司股份(或佔親身出席股東周年大會並有權就此決議案投票的股東或股東授權委託代理人所持有表決權股份總數之99.29%)。代表0股本公司股份之股東投票反對此決議案，代表33,426,000股本公司股份之股東對此決議案投棄權票。

承董事會命
華電國際電力股份有限公司
賀 恭
董事長

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中華人民共和國 • 山東
二零零六年五月二十六日

* *僅供識別*